

August 10, 2012

Via E-mail
Steven A. Burd
Chief Executive Officer
Safeway Inc.
5918 Stoneridge Mall Road
Pleasanton, California 94588

> **Re: Safeway Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 27, 2012**
> **Response dated July 17, 2012**
> **File No. 1-00041**

Dear Mr. Burd:

We have reviewed your response and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Note A: The Company and Significant Accounting Policies, page 45

Merchandise Inventories, page 46

1. We note your response to comment 2. Refer to your proposed revised disclosure where you state, "[P]erishables are counted every four weeks and are carried at the last purchased cost or the last four week average cost." Please confirm for us that your use of the replacement cost method for perishables approximates FIFO cost. If so, then please revise your inventory accounting disclosure beginning with your next Form 10-Q filing to make this assertion and clarify your accounting.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding this comment on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief